DC: No Act



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



06020589

January 5, 2006

Mark K. Kessler
Wolf, Block, Schorr and Solis-Cohen LLP
1650 Arch Street, 22nd Floor
Philadelphia, PA 19103-2097

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/5/2006

Re: Toll Brothers, Inc.
Incoming letter dated November 23, 2005

Dear Mr. Kessler:

This is in response to your letter dated November 23, 2005 concerning the shareholder proposal submitted to Toll Brothers by the Western Pennsylvania Laborers' Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser



Enclosures

cc: Dennis Sarnowski
Administrator
Laborers' District Council of
Western Pennsylvania Pension Fund
1109 Fifth Avenue
Pittsburgh, PA 15219-6203

WolfBlock

1650 Arch Street, 22nd Floor, Philadelphia, PA 19103-2097
Tel: (215) 977-2000 Fax: (215) 977-2740 www.WolfBlock.com

Mark K. Kessler
Direct Dial: (215) 977-2576
Direct Fax: (215) 405-2576
E-mail: mkessler@wolfblock.com

November 23, 2005

VIA ELECTRONIC MAIL AND FEDERAL EXPRESS
cfletters@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Toll Brothers, Inc.
Commission File No. 1-9186
Omission of Shareholder Proposal

Ladies and Gentlemen:

On behalf of our client, Toll Brothers, Inc., a Delaware corporation (the "Company"), this letter is to inform you of the Company's intention to omit from its proxy statement and form of proxy for its 2006 Annual Meeting of Shareholders (the "2006 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from the Western Pennsylvania Laborers' Pension Fund (the "Proponent"), relating to executive compensation and indexed stock option grants. The Proposal and Supporting Statement, which the Company received via facsimile on October 21, 2005, are attached hereto as Exhibit A.

Pursuant to Rule 14a-8(j)(2), this letter sets forth the grounds on which the Company believes it can omit the Proposal from its proxy materials. Further, the Company files herewith six copies of the Proposal, and encloses six copies of this letter pursuant to Rule 14a-8(j)(2). By copy of this letter and accompanying material, the Proponent is being notified, pursuant to Rule 14a-8(j)(1), of the Company's intention to omit the Proposal from its 2006 Proxy Materials.

For the reasons set forth below, the Company hereby requests (i) that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") grant the Company's request to waive the 80-day requirement, set forth in Rule 14a-8(j)(1) of the Securities Exchange Act of 1934 (the "Exchange Act"), for filing objections to shareholder proposals and (ii) confirmation that the

Staff will not recommend an enforcement action if, in reliance on certain provisions of Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company omits the Proposal and Supporting Statement from its 2006 Proxy Materials.

I. Waiver of 80-Day Deadline

Rule 14a-8(j)(1) under the Exchange Act requires that a company intending to exclude a shareholder proposal from its proxy materials file its reasons with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before filing its definitive proxy statement, or later than 80 days upon a showing of "good cause" for missing the deadline. The Staff has noted that the most common basis for a company's showing of good cause is that a proposal was not submitted timely and the company did not receive the proposal until after the 80-day deadline had passed. *Division of Corporation Finance Staff Legal Bulletin No. 14B, Section D* (Sept. 15, 2004).

In the present case, although the Proposal was submitted timely, the Company received the Proposal on October 21, 2005, the final day on which shareholder proposals could be submitted for inclusion in the Company's proxy materials for the 2006 Meeting. According to the Company's records, the Proponent is not a record holder of the Company's securities and, therefore, was required by Rule 14a-8(b)(2) to provide the Company with proof of ownership *at the time it submitted the Proposal*. The Proponent failed to submit such proof with the Proposal. Rather, the cover letter to the Proposal indicated that the record holder of the Proponent's stock would provide "appropriate verification of the [Proponent's] beneficial ownership by separate letter." When the Company did not receive such a letter during the subsequent 13-day period, in order to preserve its right to exclude the Proposal on procedural grounds, the Company, by letter dated November 3, 2005, notified the Proponent of this eligibility deficiency in accordance with Rule 14a-8(f). Under Rule 14a-8(f), the Company was required to give the Proponent an additional 14 days in which to cure such deficiency. The Proponent received this letter on November 4, 2005, making the expiration date of this cure period November 18, 2005 (the "Cure Expiration Date"). Because the Proponent did not provide verification of ownership on or before the Cure Expiration Date, the Company has, as promptly as practicable, prepared the request set forth herein.

The Company currently expects to file its definitive proxy materials on February 3, 2006. The Company respectfully requests that the Commission waive the 80-day requirement in the present case because the Company acted as promptly as practicable on the Proponent's Proposal, provided the Proponent with the opportunity to cure its eligibility deficiency and, due to the late submission of the Proposal and delay caused by the Rule 14a-8(f) cure period, compliance with the Rule 14a-8(j) 80-day period would be impossible unless the Company delayed the filing of its proxy materials. The Commission has previously granted waivers in similar circumstances where the reason for the delayed submission of a request for "no action" was that the company had been waiting for a response from the proponent to correct deficiencies in their submissions. *See e.g.,* E*TRADE Group, Inc. (Oct. 31, 2000); PHP Healthcare Corp. (Aug. 25, 1998). Given the brevity of the Company's argument below and the recent passage of the 80-day deadline, the Company believes that the Staff will not be unduly burdened by this request and will have adequate time to consider the request presented herein. In addition, the Company does not believe that the Proponent will be prejudiced or harmed by the waiver in light of the recent passage of the deadline.

II. The Proposal

The Company believes that the Proposal and the Supporting Statement may properly be excluded from the 2006 Proxy Materials pursuant to the Rules 14a-8(b) and 14a-8(f)(1), because the Proponent has failed to respond, within 14 days, to the Company's request for documentary support of continuous beneficial ownership.

A. Text of the Proposal

The Proposal requests that the Company's Board of Directors:

> "[A]dopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based. For the purposes of this resolution, a stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level."

B. Basis for Exclusion

Rule 14a-8(b)(1) provides that a shareholder, in order to be eligible to submit a proposal, must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the shareholder submits the proposal. The Rule also requires that the shareholder continue to hold those securities through the date of the meeting. Rule 14a-8(b)(2) provides that a shareholder who is not a shareholder of record for the requisite period, nor a report filer (*i.e.*, filer of Schedule 13D, Schedule 13G, Form 4, etc.), must prove his eligibility by submitting a written statement from the record holder of his securities (usually a broker or bank) verifying that he has continuously held the requisite amount of securities for at least one year.

Rule 14a-8(f)(1) permits a company to exclude a shareholder proposal if it has notified the proponent within 14 days of receipt of the proposal of any procedural or eligibility deficiencies, such as the failure to provide proof of ownership, and the proponent has failed to adequately respond within 14 days of receipt of the company's notification.

The Company received the Proposal via facsimile on October 21, 2005, the properly determined deadline for submitting shareholder proposals for inclusion in the 2006 Proxy Materials. The Proposal was accompanied by a cover letter from the Proponent indicating that the Proponent is the beneficial owner of approximately 8,200 shares of the Company's common stock, that such stock has been held continuously for more than a year prior to the date of the submission, and that the Proponent intends to hold the shares through the date of the 2006 Annual Meeting of Shareholders. The letter further provides, "The record holder of the stock will provide the appropriate verification of the [Proponent's] beneficial ownership by separate letter." The Proponent's cover letter is attached hereto as Exhibit B.

The Proponent also submitted, via facsimile, a separate letter dated October 21, 2005 from Dennis Sarnowski, administrator of the Proponent, indicating that "Aronson + Johnson + Ortiz LP holds 8,200 shares of the Company's common stock beneficially (sic) for [the Proponent]," that such shares were purchased prior to October 18, 2004, and that the Proponent continues to hold the stock. This letter is attached hereto as Exhibit C.

Because the Proponent was not listed on the Company's books as a record owner of its stock, and because the letter from Mr. Sarnowski does not satisfy the Rule 14a-8(b)(2) requirement that a beneficial shareholder submit written verification of ownership from the *record holder* of its securities, the Company requested, by letter dated November 3, 2005 and pursuant to 14a-8(f)(1), that the Proponent submit proof of ownership within 14 days. A copy of this letter, which the Company attempted to deliver via facsimile on November 3, 2005, and was subsequently delivered via e-mail and overnight courier on November 4, 2005, is attached hereto as Exhibit D. As of the date hereof, the Proponent has failed to respond to the Company's request.

The Staff has repeatedly concurred in the excludability of a proposal under Rule 14a-8(f)(1) when the proponent does not timely provide the information called for by Rule 14a-8(b)(2) in support of his eligibility to submit a proposal. *See, e.g.,* Charles Schwab Corp. (Feb. 2, 2005); Intel Corp. (Feb. 1, 2005); General Electric Co. (Dec. 27, 2004); AT&T Corp. (Dec. 23, 2004); Intel Corp. (Mar. 7, 2003); Knight-Ridder, Inc. (Feb 28, 2003). The Staff has extended a proponent's correction period beyond 14 days only upon finding deficiencies in the company's communication. *See, e.g.,* Boise Cascade Corp. (Feb 8, 2002); Kmart Corp (Mar. 27, 2000).

The Company believes it satisfied its obligations under Rule 14a-8 in its November 3, 2005 letter, which clearly stated the ownership requirements of Rule 14a-8(b)(1), the type of documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b)(2), and that the Proponents' response had to be submitted within 14 days of receipt of the letter.

Accordingly, the Company believes that the Proposal may be omitted from the 2006 Proxy Materials pursuant to Rule 14a-8(f)(1).

III. Conclusion

Based on the foregoing discussion, the Company believes that the Proposal may properly be omitted from its 2006 Proxy Materials pursuant to Rules 14a-8(b) and 14a-8(f)(1). The Company respectfully requests the Staff confirm that it will (i) waive the 80-day requirement, set forth in Rule 14a-8(j)(1) of the Exchange Act, for filing objections to shareholder proposals and (ii) not recommend enforcement if the Proposal is omitted from the 2006 Proxy Materials. If the Staff disagrees with the Company's conclusion that the Proposal may be so omitted, we request the opportunity to confer with the Staff prior to the issuance of its position.

If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact the undersigned at 215-977-2576.

Please indicate your receipt of this letter and the enclosures by signing the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed envelope.

Very truly yours,



Mark K. Kessler
For WOLF, BLOCK, SCHORR and SOLIS-COHEN LLP

Enclosures

cc: Don H. Liu, Esquire
Mr. Dennis Sarnowski,
Western Pennsylvania Laborers' Pension Fund

EXHIBIT A

Western Pennsylvania Laborers' Pension Fund Shareholder Proposal (Oct. 21, 2005)

Indexed Options Proposal

Resolved, that the shareholders of Toll Brothers, Inc. (the "Company") request that the Board of Directors adopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based. For the purposes of this resolution, a stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level.

Statement of Support: As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to achieve long-term corporate value maximization goals. While salaries and bonuses compensate management for short-term results, the grant of stock and stock options has become the primary vehicle for focusing management on achieving long-term results. Unfortunately, stock option grants can and do often provide levels of compensation well beyond those merited. It has become abundantly clear that stock option grants without specific performance-based targets often reward executives for stock price increases due solely to a general stock market rise, rather than to extraordinary company performance.

Indexed stock options are options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors. The resolution requests that the Company's Board ensure that future senior executive stock option plans link the options exercise price to an industry performance index associated with a peer group of companies selected by the Board, such as those companies used in the Company's proxy statement to compare 5 year stock price performance.

Implementing an indexed stock option plan would mean that our Company's participating executives would receive payouts only if the Company's stock price performance was better then that of the peer group average. By tying the exercise price to a market index, indexed options reward participating executives for outperforming the competition. Indexed options would have value when our Company's stock price rises in excess of its peer group average or declines less than its peer group average stock price decline. By downwardly adjusting the exercise price of the option during a downturn in the industry, indexed options remove pressure to reprice stock options. In short, superior performance would be rewarded.

At present, stock options granted by the Company are not indexed to peer group performance standards. As long-term owners, we feel strongly that our Company would benefit from the implementation of a stock option program that rewarded superior long-term corporate performance. In response to strong negative public and shareholder reactions to the excessive financial rewards provided executives by non-performance based option plans, a growing number of shareholder organizations, executive compensation experts, and companies are supporting the implementation of performance-based stock option plans such as that advocated in this resolution. We urge your support for this important governance reform.

EXHIBIT B

Western Pennsylvania Laborers' Pension Fund Cover Letter (Oct. 21, 2005)


Laborers
COMBINED
FUNDS

Laborers COMBINED FUNDS OF WESTERN PENNSYLVANIA

Serving the Laborers' District Council of Western Pennsylvania
Pension Fund, Welfare Fund and other affiliated Funds

1109 FIFTH AVENUE • PITTSBURGH, PENNSYLVANIA 15219-6203
PHONE: 1-412-263-0900

Sent Via Fax (215) 938 8131

10/21/2005

Mr. Michael I. Snyder
Secretary
Toll Brothers, Inc.
250 Gibraltar Road
Horsham, PA 19044

Dear Mr. Snyder,

On behalf of the Western Pennsylvania Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Toll Brothers, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 8200 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Linda Priscilla at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Linda

Priscilla, Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,

Laborers' District Council of
Western Pennsylvania Pension Fund



Dennis Samowski
Administrator

Cc. Linda Priscilla
Enclosure

EXHIBIT C

Western Pennsylvania Laborers' Pension Fund Beneficial Ownership Letter (Oct. 21, 2005)


COUNCIL OF WESTERN PENNSYLVANIA
Laborers
COMBINED
FUNDS
LABORERS' DISTRICT

Laborers COMBINED FUNDS OF WESTERN PENNSYLVANIA

Serving the Laborers' District Council of Western Pennsylvania Pension Fund, Welfare Fund and other affiliated Funds

1109 FIFTH AVENUE • PITTSBURGH, PENNSYLVANIA 15219-6203
PHONE: 1-412-263-0900

Sent Via Fax (215) 938 8131

10/21/2005

Mr. Michael I. Snyder
Secretary
Toll Brothers, Inc.
250 Gibraltar Road
Horsham, PA 19044

Re: Shareholder Proposal

Dear Mr. Snyder,

Aronson + Johnson + Ortiz LP holds 8,200 shares of Toll Brothers, Inc. common stock beneficially for Western Pennsylvania Laborers' Pension Fund the proponent of a shareholder proposal submitted to Toll Brothers, Inc. and submitted in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company stock held by the Western Pennsylvania Laborers' Pension Fund were purchased prior to 10/18/2004 and the fund continues to hold said stock.

Please contact me if there are any questions regarding this matter.

Sincerely,

Laborers District Council
of Western Pennsylvania Pension Fund

Dennis Samowski

Dennis Samowski, Administrator

EXHIBIT D

Toll Brothers, Inc. Rule 14a-8(f) Notification Letter (Nov. 3, 2005)

Toll Brothers

America's Luxury Home Builder™

DON H. LIU, ESQ.
SENIOR VICE PRESIDENT
AND GENERAL COUNSEL

DIRECT DIAL: 215-938-8006
FAX: 215-938-8255

November 3, 2005

VIA FACSIMILE (412-263-2084)
and UPS OVERNIGHT DELIVERY

Dennis Sarnowski
Administrator
Laborers' District Council of Western Pennsylvania Pension Fund
1109 Fifth Avenue
Pittsburgh, PA 15219-6203

Dear Mr. Sarnowski,

On October 21, 2005, we received the shareholder proposal and supporting materials (the "Proposal") relating to an executive compensation policy involving indexed stock options, submitted by you on behalf of the Western Pennsylvania Laborers' Pension Fund for inclusion in the proxy statement for our 2006 Annual Meeting of Stockholders.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that a shareholder wishing to submit a proposal must have continuously held at least $2,000 in market value, or 1%, of a company's securities entitled to be voted on the proposal at the meeting for at least one year prior to the date of submission of the proposal. A shareholder who is not a registered holder is required to prove that he satisfies this requirement in one of the ways described in paragraph (2) of Rule 14a-8(b), including submission of a written statement from the record holder verifying that, at the time of submission of the proposal, the beneficial owner continuously held the securities for at least one year. You indicate in your cover letter accompanying the Proposal that such a statement from the record holder of your stock would be forthcoming; however, as of the date of this letter, we have not received this statement. Your letter claiming ownership of Toll shares by Aronson + Johnson + Ortiz LP does not satisfy this requirement. Because you have not submitted to us a written statement from the record holder verifying that at the time you submitted your proposal you continuously held the requisite amount of securities for at least one year, you have failed to meet all of the procedural requirements of Rule 14a-8.

We are providing you with notice of this deficiency pursuant to Rule 14a-8(f)(1). If you wish to cure this deficiency, you must submit proof of your ownership to us within 14 days from the date you receive this letter. If you do not submit proof of your ownership within this period, we will seek to exclude your proposal from our proxy statement for the 2006 Annual Meeting as permitted under Rule 14a-8(f). If you do submit proof of your ownership within this period, we will review it to determine if the deficiency has been cured and may still object to your proposal on the basis of other grounds described in Rule 14a-8.

Sincerely,



Don H. Liu

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 5, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Toll Brothers, Inc.
Incoming letter dated November 23, 2005

The proposal relates to stock options.

There appears to be some basis for your view that Toll Brothers may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to Toll Brothers' request for documentary support indicating it satisfied the minimum ownership requirement for the one year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Toll Brothers excludes the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We note that Toll Brothers did not file its statement of objections to including the proposal in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant Toll Brothers' request that the 80-day requirement be waived.

Sincerely,



Mark F. Vilardo
Special Counsel